Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2026

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$404,938	$273,876
Time deposits		93,670	199,100
Restricted cash		50,622	50,520
Accounts receivable, net		53,868	49,887
Inventories		14,841	14,600
Prepaid expenses and other current assets		25,965	33,623
Derivative assets and other financial instruments	5	36,128	5,234
Due from related parties	7	1,231	148
Total current assets		$681,263	$626,988
NON - CURRENT ASSETS
Vessels in operation	3	$1,989,222	$1,962,888
Advances for vessels acquisitions and other additions	3	5,806	35,961
Deferred dry dock and special survey costs, net		106,944	110,936
Other non-current assets	2h	10,633	10,830
Restricted cash and other instruments, net of current portion		105,780	113,600
Total non - current assets		2,218,385	2,234,215
TOTAL ASSETS		$2,899,648	$2,861,203
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$63,848	$61,912
Accrued liabilities		40,898	47,727
Current portion of long - term debt	6	147,567	147,567
Current portion of deferred revenue		48,023	48,885
Due to related parties	7	1,154	692
Total current liabilities		$301,490	$306,783
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	6	$505,315	$541,575
Intangible liabilities - charter agreements	4	102,868	90,054
Deferred revenue, net of current portion		114,652	121,707
Total non - current liabilities		722,835	753,336
Total liabilities		$1,024,325	$1,060,119
Commitments and Contingencies	8	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,918,244 shares issued and outstanding (2025 - 35,913,628 shares)	9	$359	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2025 - 43,592 shares)	9	-	-
Additional paid in capital		700,210	694,331
Retained Earnings		1,173,578	1,104,617
Accumulated other comprehensive income		1,176	1,777
Total shareholders' equity		1,875,323	1,801,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,899,648	$2,861,203

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share and per share data)

		Three months ended March 31,

	Note	2026	2025
OPERATING REVENUES
Time charter revenues		$191,832	$187,761
Amortization of intangible liabilities-charter agreements	4	6,247	3,214
Total Operating Revenues		198,079	190,975

OPERATING EXPENSES
Vessel operating expenses (includes related party vessel operating expenses of $6,532 and $5,608 for each of the periods ended March 31, 2026 and 2025, respectively)	7	52,718	50,008
Time charter and voyage expenses (includes related party time charter and voyage expenses of $2,208 and $1,932 for each of the periods ended March 31, 2026 and 2025, respectively)	7	5,624	6,529
Depreciation and amortization	3	33,472	29,793
General and administrative expenses		8,847	4,605
Gain on sale of vessels	3	-	(28,458)
Operating Income		97,418	128,498

NON-OPERATING INCOME/(EXPENSES)
Interest income		5,666	3,195
Interest and other finance expenses		(9,339)	(9,867)
Other income, net		984	3,191
Fair value adjustment on derivative asset	5	(900)	(1,623)
Total non-operating expenses		(3,589)	(5,104)
Income before income taxes		93,829	123,394
Income taxes		-	-
Net Income		93,829	123,394
Earnings allocated to Series B Preferred Shares	9	(2,384)	(2,384)
Net Income available to Common Shareholders		$91,445	$121,010
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11	35,974,531	35,584,556
Diluted	11	36,601,562	35,758,853

Net Earnings per Class A common share
Basic	11	$2.54	$3.40
Diluted	11	$2.50	$3.38

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,

	Note	2026	2025
Net Income available to Common Shareholders		$91,445	$121,010
Other comprehensive income:
Cash Flow Hedge:
Unrealized loss on derivative assets/FX option	5	(1,206)	(3,501)
Amortization of interest rate cap premium		605	1,092
Total Other Comprehensive Loss		(601)	(2,409)
Total Comprehensive Income		$90,844	$118,601

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,

	Note	2026	2025
Cash flows from operating activities:
Net Income		$93,829	$123,394
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	33,472	29,793
Gain on sale of vessels	3	-	(28,458)
Amortization of derivative assets’ premium	5	605	1,092
Amortization of deferred financing costs	6	632	915
Amortization of original issue discount on instruments		(255)	-
Amortization of intangible liabilities - charter agreements	4	(6,247)	(3,214)
Fair value adjustment on derivative asset and other financial instruments	5	900	1,623
Stock-based compensation expense	10	5,919	2,122
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets		3,874	(7,015)
(Increase)/decrease in inventories		(241)	2,567
Increase in derivative asset and other financial instruments	5	(33,000)	(194)
(Decrease)/increase in accounts payable and other liabilities		(5,988)	5,924
Increase in related parties' balances, net	7	(621)	(778)
Decrease in deferred revenue		(7,917)	(8,660)
Payments for drydocking and special survey costs		(4,681)	(16,300)
Unrealized foreign exchange (gain)/loss		(5)	3
Net cash provided by operating activities		$80,276	$102,814
Cash flows from investing activities:
Acquisition of vessels	3	-	(61,541)
Cash paid for vessel expenditures		(761)	(7,262)
Advances for vessels acquisitions and other additions		(55)	(407)
Net proceeds from sale of vessels	3	-	54,226
Time deposits and other instruments withdrawn		105,430	15,700
Net cash provided by investing activities		$104,614	$716
Cash flows from financing activities:
Proceeds from drawdown of sale and leaseback	6	-	133,500
Repayment of credit facilities and sale and leaseback	6	(36,892)	(40,997)
Prepayment of debt	6	-	(5,900)
Deferred financing costs paid	6	-	(1,335)
Net proceeds from offering of Class A common shares, net of offering costs		(40)	-
Class A common shares - dividend paid	9	(22,484)	(16,043)
Series B Preferred Shares - dividend paid	9	(2,384)	(2,384)
Net cash (used in)/provided by financing activities		$(61,800)	$66,841
Net increase in cash and cash equivalents and restricted cash		123,090	170,371
Cash and cash equivalents and restricted cash at beginning of the period		339,340	247,624
Cash and cash equivalents and restricted cash at end of the period		$462,430	$417,995

Supplementary Cash Flow Information:
Cash paid for interest		$10,471	$11,215
Cash received from interest rate caps	5	2,364	4,492
Non-cash investing activities:
Acquisition of intangibles		19,061	15,987
Non-cash financing activities:
Unrealized loss on derivative assets	5	(1,206)	(3,501)

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at December 31, 2024	35,447,370	43,592	$355	$-	$680,743	$773,759	$8,624	$1,463,481

Stock-based compensation expense (Note 10)	158,068	-	2	-	2,120	-	-	2,122
Other comprehensive loss	-	-	-	-	-	-	(2,409)	(2,409)
Net Income for the period	-	-	-	-	-	123,394	-	123,394
Series B Preferred Shares dividend (Note 9)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 9)	-	-	-	-	-	(16,043)	-	(16,043)
Balance at March 31, 2025	35,605,438	43,592	$357	$-	$682,863	$878,726	$6,215	$1,568,161

Balance at December 31, 2025	35,913,628	43,592	$359	$-	$694,331	$1,104,617	$1,777	$1,801,084

Stock-based compensation expense (Note 10)	4,616	-	-	-	5,919	-	-	5,919
Issuance of Class A common shares, net of offering costs (Note 9)	-	-	-	-	(40)	-	-	(40)
Other comprehensive income	-	-	-	-	-	-	(601)	(601)
Net Income for the period	-	-	-	-	-	93,829	-	93,829
Series B Preferred Shares dividend (Note 9)	-	-	-	-	-	(2,384)	-	(2,384)
Class A common shares dividend (Note 9)	-	-	-	-	-	(22,484)	-	(22,484)
Balance at March 31, 2026	35,918,244	43,592	$359	$-	$700,210	$1,173,578	$1,176	$1,875,323

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business

The Company’s business is to own and charter out containerships to leading liner companies.

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).

On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018 (the “Poseidon Transaction”).

In 2021, the Company purchased 23 vessels. The Company purchased seven containerships of approximately 6,000 TEU each (the “Seven Vessels”), 12 containerships from Borealis Finance LLC (the “Twelve Vessels”) and four 5,470 TEU Panamax containerships (the “Four Vessels”). Also on June 30, 2021, vessel La Tour was sold.

During the second quarter of 2023, the Company purchased four 8,544 TEU vessels for an aggregate purchase price of $123,300, which were delivered on various dates in May and June 2023. Also on March 23, 2023, GSL Amstel was sold.

During the fourth quarter of 2024, the Company agreed to purchase four high-reefer ECO 9,019 TEU vessels for an aggregate price of $273,891, of which three were delivered on various dates in December 2024.

During the first quarter of 2025, the fourth ECO 9,019 TEU vessel was delivered in January 2025, and the Company sold also three vessels Tasman, Keta and Akiteta. In May 2025, Dimitris Y was contracted to be sold and was delivered to the buyers on October 13, 2025 (see Note 4). During the fourth quarter of 2025, the Company also agreed to purchase three ECO 8,586 TEU containerships (the “Three Vessels”) for an aggregate purchase price of $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026.

Following the above-mentioned additions and the sale of vessels in 2021, 2023, 2024 and 2025, the Company’s fleet comprises 71 containerships with average age as at March 31, 2026, weighted by TEU capacity, of 18.2 years.

The following table provides information about the 71 vessels owned as at March 31, 2026.

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	Liberia	CMA CGM Thalassa	11,040	2008	3Q28
Laertis Marine LLC	Marshall Islands	Zim Norfolk	9,115	2015	2Q32 (4)
Penelope Marine LLC	Marshall Islands	Zim Xiamen	9,115	2015	3Q32 (4)
Telemachus Marine LLC	Marshall Islands	Anthea Y	9,115	2015	4Q28
Global Ship Lease 78 LLC (3)	Liberia	Sydney Express	9,019	2016	3Q27 (5)
Global Ship Lease 79 LLC (3)	Liberia	Istanbul Express	9,019	2016	4Q26 (5)
Global Ship Lease 77 LLC (3)	Liberia	Bremerhaven Express	9,019	2015	2Q27 (5)
Global Ship Lease 76 LLC (3)	Liberia	Czech	9,019	2015	4Q26 (5)
Global Ship Lease 53 LLC	Liberia	MSC Tianjin	8,603	2005	3Q30 (6)
Global Ship Lease 52 LLC	Liberia	MSC Qingdao	8,603	2004	4Q30 (6)
Global Ship Lease 43 LLC	Liberia	GSL Ningbo	8,603	2004	3Q30 (6)
Global Ship Lease 72 LLC	Liberia	GSL Alexandra	8,599	2004	2Q28 (7)
Global Ship Lease 73 LLC	Liberia	GSL Sofia	8,599	2003	3Q28 (7)
Global Ship Lease 74 LLC	Liberia	GSL Effie	8,599	2003	3Q28 (7)
Global Ship Lease 75 LLC	Liberia	GSL Lydia	8,599	2003	2Q28 (7)
Global Ship Lease 80 LLC	Liberia	Lotus A	8,586	2010	3Q26 (8)
Global Ship Lease 81 LLC	Liberia	Koi	8,586	2011	3Q26 (8)
Global Ship Lease 82 LLC	Liberia	Cypress	8,586	2011	3Q26 (8)
Global Ship Lease 30 Limited	Marshall Islands	GSL Eleni	7,847	2004	4Q27 (9)
Global Ship Lease 31 Limited	Marshall Islands	GSL Kalliopi	7,847	2004	1Q28 (9)
Global Ship Lease 32 Limited	Marshall Islands	GSL Grania	7,847	2004	1Q28 (9)

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

Company Name (1)	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Alexander Marine LLC	Marshall Islands	Colombia Express	7,072	2013	4Q28 (10)
Hector Marine LLC	Marshall Islands	Panama Express	7,072	2013	4Q29 (10)
Ikaros Marine LLC	Marshall Islands	Costa Rica Express	7,072	2013	2Q29 (10)
Philippos Marine LLC	Marshall Islands	Nicaragua Express	7,072	2013	3Q29 (10)
Global Ship Lease 48 LLC	Liberia	CMA CGM Berlioz (renamed to Ateti) (11)	7,023	2001	2Q29 (11)
Aristoteles Marine LLC	Marshall Islands	Mexico Express	6,918	2015	3Q29 (10)
Menelaos Marine LLC	Marshall Islands	Jamaica Express	6,918	2015	3Q29 (10)
Global Ship Lease 35 LLC	Liberia	GSL Nicoletta	6,858	2002	1Q28
Global Ship Lease 36 LLC	Liberia	GSL Christen	6,858	2002	4Q27
Leonidas Marine LLC	Marshall Islands	Agios Dimitrios	6,572	2011	3Q30 (6)
Global Ship Lease 33 LLC	Liberia	GSL Vinia	6,080	2004	1Q28 (12)
Global Ship Lease 34 LLC	Liberia	GSL Christel Elisabeth	6,080	2004	1Q28 (12)
GSL Arcadia LLC	Liberia	GSL Arcadia	6,008	2000	1Q29 (13)
GSL Melita LLC	Liberia	GSL Melita	6,008	2001	3Q29 (13)
GSL Maria LLC	Liberia	GSL Maria	6,008	2001	1Q30 (13)
GSL Violetta LLC	Liberia	GSL Violetta	6,008	2000	1Q29 (13)
GSL MYNY LLC	Liberia	GSL MYNY	6,008	2000	1Q29 (13)
GSL Tegea LLC	Liberia	GSL Tegea	5,994	2001	4Q29 (13)
GSL Dorothea LLC	Liberia	GSL Dorothea	5,994	2001	3Q29 (13)
Drake Marine LLC	Marshall Islands	Ian H (19)	5,936	2000	4Q27
Global Ship Lease 68 LLC (3)	Liberia	GSL Kithira	5,470	2009	4Q27
Global Ship Lease 69 LLC (3)	Liberia	GSL Tripoli	5,470	2009	3Q27
Global Ship Lease 70 LLC (3)	Liberia	GSL Syros	5,470	2010	4Q27
Global Ship Lease 71 LLC (3)	Liberia	GSL Tinos	5,470	2010	3Q27
Zeus One Marine LLC	Marshall Islands	Orca I	5,308	2006	3Q28
Hephaestus Marine LLC	Marshall Islands	Dolphin II	5,095	2007	1Q28
Global Ship Lease 47 LLC	Liberia	GSL Château d’If	5,089	2007	4Q29 (14)
GSL Alcazar Inc.	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q29 (14)
Global Ship Lease 55 LLC	Liberia	GSL Susan	4,363	2008	3Q27
Global Ship Lease 50 LLC	Liberia	CMA CGM Jamaica	4,298	2006	1Q28
Global Ship Lease 49 LLC	Liberia	CMA CGM Sambhar	4,045	2006	1Q28
Global Ship Lease 51 LLC	Liberia	CMA CGM America	4,045	2006	1Q28
Global Ship Lease 57 LLC	Liberia	GSL Rossi	3,421	2012	1Q29 (15)
Global Ship Lease 58 LLC	Liberia	GSL Alice	3,421	2014	2Q28
Global Ship Lease 60 LLC	Liberia	GSL Eleftheria	3,421	2013	3Q28
Global Ship Lease 59 LLC	Liberia	GSL Melina	3,421	2013	4Q29 (16)
Pericles Marine LLC	Marshall Islands	Athena	2,980	2003	2Q27
Global Ship Lease 61 LLC	Liberia	GSL Mercer	2,824	2007	1Q27
Global Ship Lease 62 LLC	Liberia	GSL Mamitsa	2,824	2007	1Q28
Global Ship Lease 63 LLC	Liberia	GSL Lalo	2,824	2006	2Q27
Global Ship Lease 42 LLC	Liberia	GSL Valerie	2,824	2005	2Q27
Global Ship Lease 64 LLC	Liberia	GSL Elizabeth	2,741	2006	3Q28 (17)
Athena Marine LLC	Marshall Islands	Newyorker	2,635	2001	2Q27
Aphrodite Marine LLC	Marshall Islands	Nikolas	2,635	2000	1Q27
Global Ship Lease 65 LLC	Liberia	GSL Chloe	2,546	2012	1Q27
Global Ship Lease 66 LLC	Liberia	GSL Maren	2,546	2014	2Q28 (18)
Aris Marine LLC	Marshall Islands	Maira	2,506	2000	1Q27
Global Ship Lease 38 LLC	Liberia	Manet (19)	2,288	2001	3Q26
Global Ship Lease 45 LLC	Liberia	Kumasi (19)	2,220	2002	4Q26
Global Ship Lease 41 LLC	Liberia	Julie	2,207	2002	3Q27

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Currently, under a sale and leaseback transaction (see Note 2h);
(4)  Zim Norfolk and Zim Xiamen were forward extended for 60 – 63 months. The extensions are expected to commence between 2Q-3Q 2027;
(5) Sydney Express, Istanbul Express and Bremerhaven Express were delivered in 4Q 2024. Czech, the fourth vessel was delivered on January 9, 2025. Firm charters are followed by three 12-month extension periods at charterer’s option. Bremerhaven Express and Sydney Express options were exercised in 3Q 2025;
(6)  MSC Tianjin, MSC Qingdao, Agios Dimitrios and GSL Ningbo were forward fixed in direct continuation for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2027. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”);
(7) GSL Alexandra, GSL Sofia, GSL Lydia and GSL Effie. Firm charters are followed by one year extension period at charterer’s option.  GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels were forward fixed for 24 months +/- 30 days. The new charters are expected to commence between 2Q-3Q 2026;
(8) Lotus A, Koi and Cypress. The charters have flexible durations, with latest redeliveries in mid-2030;
(9) GSL Eleni, GSL Kalliopi and GSL Grania were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months;
(10) Colombia Express, Panama Express, Costa Rica Express, Nicaragua Express, Mexico Express, Jamaica Express. Firm charters are followed by two twelve-month extension periods at charterer’s option;
(11) CMA CGM Berlioz was forward fixed for 36 – 38 months. The new charter is expected to commence in 2Q 2026. As of March 31, 2026, vessel was under drydock. On April 25, 2026, CMA CGM Berlioz was renamed to Ateti;
(12) GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025;
(13) GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each vessel is for a firm period of at least three years from the date each vessel was delivered in 2021. Thereafter, the charterer has the option to extend each charter for a further 12 months, after which they have the option to extend each charter for a second time – for a period concluding immediately prior to each respective vessel’s 25th year drydocking and special survey.  The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea, in April 2025 for GSL MYNY and in September 2025 for GSL Maria. The vessels were forward fixed for 36 – 38 months. GSL Arcadia, GSL Violetta and GSL MYNY new charters commenced in 1Q 2026. The remaining new charters are expected to commence between 2Q 2026 and 1Q 2027;
(14) GSL Château d’If and CMA CGM Alcazar were forward fixed for 36 – 38 months. The new charters are expected to commence between 3Q-4Q 2026;
(15) GSL Rossi is chartered for 35 – 37 months. The new charter commenced in 1Q 2026;
(16) GSL Melina was forward fixed for 35 – 37 months. The new charter is expected to commence in 4Q 2026;
(17) GSL Elizabeth was forward fixed for 24 – 27 months. The new charter is expected to commence in 3Q 2026 after drydocking;
(18) GSL Maren was forward fixed in direct continuation for 24 – 26 months. The new charter is expected to commence in 2Q 2026;
(19) In April 2026, and May 2026, the Company entered into agreements for the forward sales of three ships, Manet, Kumasi and Ian H, for an aggregate sale price of $52,000. The ships are scheduled to be delivered to buyers upon expiry of their respective charters.

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2025, filed with the Securities and Exchange Commission on March 16, 2026 in the Company’s Annual Report on Form 20-F.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(b)	Principles of Consolidation

The accompanying interim unaudited condensed consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited condensed consolidated financial statements.

(c)	Use of estimates

The preparation of interim unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition, adjusted for the fair value of intangible assets or liabilities associated with above or below market charters attached to the vessels at acquisition. See Intangible Assets and Liabilities at Note 2(f) below. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs, considering pro rata allocation based on vessels fair value at the acquisition date. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.

Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.

Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the three months ended March 31, 2026 and 2025.

Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.

For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited condensed Consolidated Statements of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(f)	Intangible assets and liabilities – charter agreements

The Company’s intangible assets and liabilities consist of unfavorable lease terms on charter agreements acquired in assets acquisitions. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an intangible asset is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel and equivalent duration of charter party at the date the vessel is delivered. Where charter rates are less than market charter rates, an intangible liability is recorded, based on the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates (including duration), the level of utilization of its vessels and its weighted average cost-of capital (“WACC”). The estimated market charter rate (including duration) is considered a significant assumption. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations. The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the relevant lease term and the amortization expense or income respectively is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income. For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.

(g)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value. A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.

The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter, (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) dry docking frequency, duration and cost, (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Impairment of Long-lived assets (continued)

Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.

During the three months ended March 31, 2026, and 2025, the Company evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed for the three months ended March 31, 2026 and 2025.

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

(h)	Revenue recognition and related expense

The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. If a time charter is modified, including the agreement of a direct continuation at a different rate, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter from the date of modification, adjusted for any prepaid or accrued balance from the original lease, generally on a straight-line basis over the new lease term (the remaining balance from the original lease, adjusted for the additional or terminated periods). During the three-month periods ended March 31, 2026, and 2025, a loss amounting $1,640 and a loss amounting to $366, respectively, has been recorded in time charter-revenues for such modifications and revenues recognized on a straight-line basis. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue. As of March 31, 2026, current and non-current portion from implementing the straight-line basis, amounting to $10,925 ($12,643 as of December 31, 2025) and $9,940 ($10,344 as of December 31, 2025), respectively, are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item “Prepaid expenses and other current assets” and “Other non-current assets”, respectively. As of March 31, 2026, current liability and non-current liability from implementing the straight-line basis, amounting to $6,613 ($8,624 as of December 31, 2025) and $5,318 ($3,797 as of December 31, 2025), are presented in the interim unaudited condensed Consolidated Balance Sheets in the line item “Current portion of deferred revenue” and “Deferred revenue, net of current portion”, respectively.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate. Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.

Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.

Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(h)	Revenue recognition and related expense (continued)

Leases: In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the interim unaudited condensed Consolidated Balance Sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the interim unaudited condensed Consolidated Balance Sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out -bareboat- out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics.

(i)	Segment Reporting

The Company derives its revenues from chartering vessels to liner companies. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Company does not use discrete financial information to evaluate operating results for each vessel or type of charter. Management does not identify expenses, profitability or other financial information by vessel or charter type. The Company’s Executive Chairman, Chief Executive Officer and Chief Financial Officer, collectively, who are the Chief Operating Decision Maker ("CODM"), review operating results solely by revenue per day and consolidated net income of the fleet and thus the Company has determined that it operates under one operating and reportable segment. Consolidated vessel operating expense information presented within the interim unaudited condensed Consolidated Statements of Income are considered to be significant expenses. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

(j)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the interim unaudited condensed Consolidated Balance Sheets include cash and cash equivalents, restricted cash and other instruments, time deposits, trade receivables and payables, other receivables and other liabilities, amounts due to/from related parties, derivatives and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(j)	Fair Value Measurement and Financial Instruments (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value of assets and liabilities

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and other instruments, time deposits, amounts due to/from related parties: The carrying amounts reported in the interim unaudited condensed Consolidated Balance Sheets for these balances approximate their fair value because of the short maturity or short-term nature of these balances.

Long-term debt, including current portion, net: The carrying value of our long term bank loans and sale and leaseback agreements continues to approximate its fair value generally due to their variable interest rates.  The carrying value has been adjusted to reflect the net presentation of deferred finance costs.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2026		December 31, 2025
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$404,938	$404,938	$273,876	$273,876
Time deposits	$93,670	$93,670	$199,100	$199,100
Restricted cash and other instruments	$156,402	$156,402	$164,120	$164,120
Derivative assets and other financial instruments	$36,128	$36,128	$5,234	$5,234
Due from related parties	$1,231	$1,231	$148	$148
Due to related parties	$(1,154)	$(1,154)	$(692)	$(692)
Credit facilities and financial liabilities, including current portion, net	$(652,882)	$(657,817)	$(689,142)	$(694,709)

	Fair Value Measurements as at March 31, 2026
	Total	Level I	Level II	Level III
Cash and cash equivalents	$404,938	$404,938	$-	$-
Time deposits	$93,670	$93,670	$-	$-
Restricted cash and other instruments	$156,402	$156,402	$-	$-
Derivative assets and other financial instruments	$36,128	$-	$36,128	$-
Due from related parties	$1,231	$1,231	$-	$-
Due to related parties	$(1,154)	$(1,154)	$-	$-
Credit facilities and financial liabilities, including current portion, net	$(657,817)	$-	$(657,817)	$-

	Fair Value Measurements as at December 31, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$273,876	$273,876	$-	$-
Time deposits	$199,100	$199,100	$-	$-
Restricted cash and other instruments	$164,120	$164,120	$-	$-
Derivative assets and other financial instruments	$5,234	$-	$5,234	$-
Due from related parties	$148	$148	$-	$-
Due to related parties	$(692)	$(692)	$-	$-
Credit facilities and financial liabilities, including current portion, net	$(694,709)	$-	$(694,709)	$-

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(j)	Fair Value Measurement and Financial Instruments (continued)

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amortizes over time as the Company’s outstanding debt balances decline. In February 2022, the Company further hedged its exposure by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second-interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $584 as of March 31, 2026, was recorded through interim unaudited condensed Consolidated Statements of Income ($1,623 negative fair value adjustment for March 31, 2025). ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. The Company is designating certain future interest payments on its outstanding variable-rate debt as the hedged item in this relationship. Under ASC 815-20-25-106e, “for cash flow hedges of the interest payments on only a portion of the principal amount of the interest-bearing asset or liability, the notional amount of the interest rate cap designated as the hedging instrument matches the principal amount of the portion of the asset or liability on which the hedged interest payments are based”. In this case, the Company has designated only a portion of its outstanding debt (initially, $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. During 2023, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%. The Company assesses the effectiveness of the hedges on an ongoing basis. The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective.

The objective of the hedges is to reduce the variability of cash flows associated with the interest rates relating to the Company’s variable rate borrowings. When derivatives are used, the Company is exposed to credit loss in the event of non-performance by the counterparties; however, non-performance is not anticipated. ASC 815, Derivatives and Hedging, requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks (based on significant observable inputs – Level 2 inputs).

On April 4, 2024, the Company entered into a foreign exchange option strip (“FX option”) to purchase €3,000, with monthly settlements, starting April 11, 2024, and ended March 13, 2025. The strike price was EUR/USD 1.10.  The Company entered to this option to hedge the downside foreign exchange risk associated with expenses denominated in EUR against fluctuations between the US Dollar and Euro. This FX option was designated as a cash flow hedge of anticipated expenses totaling €3,000, expected to occur each month. Changes in the fair value of the option other than “intrinsic value” were excluded from the assessment of effectiveness. The effectiveness of the hedging relationship were periodically assessed during the life of the hedge by comparing the terms of the option and the forecasted expenses to ensure that they continued to coincide. Should the critical terms no longer matched exactly, hedge effectiveness (both prospective and retrospective) was assessed by evaluating the dollar-offset ratio of the spot intrinsic value of the actual option contract and a hypothetically perfect option contract.

In January 2026, the Company entered into a series of FX Reverse Convertible transactions for a total amount of $33,000. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. Each instrument has a fixed coupon payable at maturity and is subject to potential principal conversion into EUR if EUR/USD falls below the specified strike. Each instrument is a hybrid financial instrument consisting of a debt host and an embedded foreign exchange option. The Company has elected the Fair Value Option under ASC 825 for these structured instruments. Under the fair value option, as of March 31, 2026, the instruments are presented as assets measured at fair value amounting to $32,684 ($nil as of December 31, 2025) in the interim unaudited condensed Consolidated Balance Sheets in the line item “Derivative assets and other financial instruments”. As of March 31, 2026, a negative fair value adjustment amounting to $316 ($nil as of March 31, 2025) is recognized in the interim unaudited condensed Consolidated Statements of Income in the line item “Fair value adjustment on derivative asset”.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(j)	Fair Value Measurement and Financial Instruments (continued)

Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, of vessel employment contracts (see Note 7). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable, cash and cash equivalents and time deposits. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the interim unaudited condensed Consolidated Statements of Income.

(k)	Derivative instruments

The Company is exposed to interest rate risk relating to its variable rate borrowings. In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106 (“December 2021 hedging”), which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings.

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedging transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

This transaction is designated as a cash flow hedge, and under ASU 2017-12, cash flow hedge accounting allows all changes in fair value to be recorded through Other Comprehensive Income once hedge effectiveness has been established. Under ASC 815-30-35-38, amounts in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings (i.e., each quarter) and shall be presented in the same income statement line item as the earnings effect of the hedged item in accordance with paragraph 815-20-45-1A.

The premium paid related to this derivative was classified in the interim unaudited condensed Consolidated Statements of Cash Flows as operating activities in the line item “Derivative assets and other financial instruments”. The premium shall be amortized into earnings “on a systematic and rational basis over the period in which the hedged transaction affects earnings” (ASC 815-30-35-41A); that is, the Company will expense the premium over the life of the interest rate cap in accordance with the “caplet method,” as described in Derivatives Implementation Group (DIG) Issue G20.  DIG Issue G20 dictates that the cost of the interest rate cap is recognized on earnings over time, based on the value of each periodic caplet. The cost per period will change as the caplet for that period changes in value. Given that the interest rate cap is forward-starting, expensing of the premium will not begin until the effective start date of the interest rate cap, in order to match potential cap revenue with the cap expenses in the period in which they are incurred.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(k)	Derivative instruments (continued)

In February 2022, the Company purchased two interest rate caps with an aggregate notional amount of $507,891. The first interest rate cap of $253,946 which has been designated as a cash flow hedge, has the same accounting treatment as described above for the December 2021 hedging. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $584 as at March 31, 2026 ($1,623 negative fair value adjustment as at March 31, 2025) was recorded through interim unaudited condensed Consolidated Statements of Income. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged (see Note 5). As of March 31, 2026, all Company’s loan agreements have been amended and restated to take into effect the transition from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and the relevant provisions on a replacement rate. In addition, the Company’s interest rate caps automatically transited to 1-month Compounded SOFR on July 1, 2023, at a level of 0.64%.

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of March 31, 2026, interest rate cap notional amount covers ~55% of the outstanding floating debt.

(l)	Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the potential impact of adopting this standard on the Company’s interim unaudited condensed Consolidated Financial Statements and disclosures.

3.	Vessels in Operation

	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2025	$2,288,855	$(404,215)	$1,884,640
Additions	203,314	-	203,314
Depreciation	-	(91,906)	(91,906)
Disposals	(61,111)	27,951	(33,160)
As of December 31, 2025	$2,431,058	$(468,170)	$1,962,888
Additions	51,134	-	51,134
Depreciation	-	(24,800)	(24,800)
As of March 31, 2026	$2,482,192	$(492,970)	$1,989,222

As of March 31, 2026, and December 31, 2025, the Company had made additions for vessel expenditures and other capitalized vessel expenses. As of March 31, 2026, and March 31, 2025, unpaid capitalized expenses were $12,163 and $14,612 respectively.

2025 Vessel acquisitions

During the fourth quarter of 2025, the Company agreed to purchase three ECO 8,586 TEU, Korean-built containerships for an aggregate price of approximately $90,000, of which two were delivered on various dates in December 2025 and the third one on January 9, 2026. As of December 31, 2025, the Company had paid in advance $30,200 for the acquisition of the third ECO 8,586 TEU vessel, Cypress, which was delivered on January 9, 2026. The Company funded the acquisitions with cash on hand, with the potential to attach financing subsequently.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

2025 Vessel acquisitions (continued)

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Koi (*)	8,586	2011	$30,000	December 29, 2025
Lotus A (*)	8,586	2010	$30,000	December 12, 2025
Cypress (*)	8,586	2011	$30,000	January 9, 2026

(*) The charters of the three ECO 8,586 TEU Vessels resulted in an intangible liability of $57,183 that was recognized and will be amortized over the remaining useful life of the charters.

In January 2025, the Company took delivery of the fourth high-reefer ECO 9,019 TEU Vessel as per below:

Name	Capacity in TEUs	Year Built	Purchase Price	Delivery date
Czech (*)	9,019	2015	$68,391	January 9, 2025

(*) The charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. As of December 31, 2024, the Company had paid $6,850 advance for this vessel acquisition.

2025 Sale of Vessels

In May 2025, Dimitris Y was contracted to be sold for $35,600 and was delivered to the buyers on October 13, 2025. Vessel’s net proceeds from the sale of vessel were $35,085. On July 28, 2025, the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,943.

In February 2025, the Company agreed to sell Keta, a 2,207 TEU vessel, which was sold on March 24, 2025, for net proceeds of $11,944, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $7,121.

In December 2024, the Company agreed to sell Tasman, a 5,936 TEU vessel, which was sold on March 10, 2025, for net proceeds of $30,846, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $17,929.

In February 2025, the Company agreed to sell Akiteta, a 2,220 TEU vessel, which was sold on February 19, 2025, for net proceeds of $10,693, and the vessel was released as collateral under the Company’s $350,000 5.69% Senior Secured Notes due 2027. The net gain from the sale of vessel was $3,279.

Impairment

The Company has evaluated the impact of current economic situation on the recoverability of all its vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, there was no triggering event and no impairment test was performed during the three months ended March 31, 2026.

Through the latter part of 2025, the Company noted that events and circumstances triggered the existence of potential impairment for some of Company’s vessel groups. These indicators included the potential impact of the current container sector on management’s expectation for future revenues, as well as some volatility in the charter market and the vessels’ market values. As a result, the Company performed step one of the impairment assessment of each of the Company’s vessel groups by comparing the undiscounted projected net operating cash flows for each vessel group to their carrying value and step two of the impairment analysis was not required for any vessel group, as their undiscounted projected net operating cash flows exceeded their carrying value. Accordingly, no impairment recorded for the year ended December 31, 2025.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

Collateral

As of March 31, 2026, 12 vessels were mortgaged as collateral under the 5.69% Senior Secured Notes due 2027 and 36 vessels under the Company’s loan facilities and sale and leaseback agreements. Twenty-three vessels were unencumbered as of March 31, 2026.

Advances for vessels acquisitions and other additions

As of March 31, 2026, and December 31, 2025, the Company made $nil and a $30,200, respectively, advance for a vessel acquisition, which was delivered on January 9, 2026. As of March 31, 2026, and December 31, 2025, the Company had also made advances for other vessel additions totaling $5,806 and $5,761, respectively.

4.	Intangible Liabilities – Charter Agreements

Intangible Liabilities – Charter Agreements as of March 31, 2026, and December 31, 2025, consisted of the following:

	March 31, 2026	December 31, 2025
Opening balance	$90,054	$49,431
Additions (*)	19,061	54,109
Amortization	(6,247)	(13,486)
Total	$102,868	$90,054

(*) During the first quarter of 2025, the charter of the fourth high-reefer ECO 9,019 TEU Vessels resulted in an intangible liability of $15,987 that was recognized and is being amortized over the remaining useful life of the charter. During December 2025, the charters of the two new ECO 8,586 TEU Vessels and during January 2026, the charter of the third new ECO 8,586 TEU Vessel, resulted in an intangible liability of $38,122 and $19,061, respectively, that was recognized and will be amortized over the remaining useful life of the charters.

Intangible liabilities are related to (a) acquisition of the four high-reefer ECO 9,019 TEU vessels delivered in December 2024 and January 2025 (the charters of which resulted in an intangible liability of $49,295), (b) acquisition of the three new ECO 8,586 TEU Vessels, out of which two were delivered in December 2025 and one in January 2026 (the charters of which resulted in an intangible liability of $57,183), and (c) management’s estimate of the fair value of below-market charters on August 14, 2008, the date of the Marathon Merger. These intangible liabilities are being amortized over the remaining life of the relevant lease terms and the amortization income is included under the caption “Amortization of intangible liabilities-charter agreements” in the interim unaudited condensed Consolidated Statements of Income.

Amortization income of intangible liabilities-charter agreements for each of the three months ended March 31, 2026, and 2025 was $6,247 and $3,214, respectively.

The aggregate amortization of the intangible liabilities in each of the 12-month periods up to March 31, 2031, is estimated to be as follows:

Amount
March 31, 2027	$25,772
March 31, 2028	25,842
March 31, 2029	25,772
March 31, 2030	22,598
March 31, 2031	2,884
$102,868
The weighted average life for the remaining intangible liabilities-charter agreements terms is 4.0 year.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Derivative Assets and other financial instruments

In December 2021, the Company purchased interest rate caps with an aggregate notional amount of $484,106, which amount reduces over time as the Company’s outstanding debt balances amortize. The objective of the hedges is to reduce the variability of cash flows associated with the interest relating to its variable rate borrowings. The Company receives payments on the caps for any period that the one-month USD LIBOR rate is above the strike rate, which is 0.75%. The termination date of the interest rate cap agreements is November 30, 2026. The premium paid to purchase the interest caps was $7,000, which was paid out of cash on December 22, 2021. The premium is being amortized over the life of the interest rate cap by using the caplet method.

In February 2022, the Company further hedged its exposure to a potential rising interest rate environment by putting in place two USD one-month LIBOR interest rate caps of 0.75% through fourth quarter 2026, on $507,891 of its floating rate debt. The second interest rate cap was not designated as a cash flow hedge and therefore the negative fair value adjustment of $584 as at March 31, 2026 ($1,623 the negative fair value adjustment as at March 31, 2025), was recorded through interim unaudited condensed Consolidated Statement of Income. The premium paid by the Company to purchase the interest rate caps was $15,370, which was paid out of cash on the settlement date. ASC 815-20-25-13a stipulates that an entity may designate either all or certain future interest payments on variable-rate debt as the hedged exposure in a cash flow hedge relationship. In this case, the Company has designated only a portion of its outstanding debt (initially $253,946) as the hedged item, and any interest payments beyond the notional amount of the interest rate cap in any given period are not designated as being hedged. Amount received from interest rate caps for each of the three-month periods ended March 31, 2026, and 2025, was $2,364 and $4,492, respectively.

On April 4, 2024, the Company entered into an FX option to purchase €3,000, with monthly settlements that started on April 11, 2024 and ended on March 13, 2025. The initial value of the excluded component was equal to the option premium of €417 and was recognized in earnings using the amortization approach as per ASC 815-20-25-83A.

In January 2026, the Company entered into a series of FX Reverse Convertible transactions for a total amount of $33,000. These instruments are USD-denominated structured notes with returns linked to the EUR/USD exchange rate. Each instrument has a fixed coupon payable at maturity USD capital protected and is subject to potential principal conversion into EUR if EUR/USD falls below the specified strike. Each instrument is a hybrid financial instrument and an embedded foreign exchange option. The Company has elected the Fair Value Option under ASC 825 for these structured instruments. Under the fair value option, as of March 31, 2026, the instruments are presented as assets measured at fair value amounting to $32,684 ($nil as of December 31, 2025) in the interim unaudited condensed Consolidated Balance Sheets in the line item “Derivative assets and other financial instruments”. As of March 31, 2026, a negative fair value adjustment amounting to $316 ($nil as of March 31, 2025) is recognized in the interim unaudited condensed Consolidated Statements of Income in the line item “Fair value adjustment on derivative asset”.

	March 31, 2026	December 31, 2025
Opening balance	$5,234	$20,406
FX Reverse Convertible instruments	33,000	-
FX option premium	-	194
Unrealized loss on derivative assets (interest rate caps)	(1,206)	(10,217)
Unrealized loss on FX option	-	(197)
Fair value adjustment on derivative asset	(584)	(4,952)
Fair value adjustment on FX Reverse Convertible instruments	(316)	-
Closing balance	$36,128	$5,234
Less: Current portion of derivative assets (interest rate caps) and other financial instruments	(36,128)	(5,234)
Non-current portion of derivative assets (interest rate caps) and other financial instruments	$-	$-

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Derivative Assets and other financial instruments (continued)

The amounts included in accumulated other comprehensive income will be reclassified to interest expense should the hedge no longer be considered effective. The Company assesses the effectiveness of the hedges on an ongoing basis. As of December 31, 2025, interest rate cap notional amount covers ~55% of the outstanding floating debt.

6.	Long-Term Debt

Long-term debt as of March 31, 2026, and December 31, 2025, consisted of the following:

Facilities	March 31, 2026	December 31, 2025
UBS Credit Facility (a)	$64,000	$71,000
2024 Senior Secured Term Loan Facility (b)	228,000	240,000
2027 Secured Notes (c)	166,250	179,375
Total credit facilities	$458,250	$490,375
Sale and Leaseback Agreements
Minsheng Sale and Leaseback Agreements - $178,000 (g)	163,338	166,788
CMBFL Sale and Leaseback Agreements - $120,000 (h)	36,229	37,546
Total Sale and Leaseback Agreements	$199,567	$204,334
Total borrowings	$657,817	$694,709
Less: Current portion of long-term debt	(128,500)	(128,500)
Less: Current portion of Sale and Leaseback Agreements (g, h)	(19,067)	(19,067)
Less: Deferred financing costs (j)	(4,935)	(5,567)
Non-current portion of Long-Term Debt	$505,315	$541,575

Facilities and Senior Secured Notes

a)	$85,000 UBS Credit Facility

On March 26, 2025, the Company, through certain of its vessel-owning subsidiaries, entered into a $85,000 credit facility with UBS AG (the “UBS Credit Facility”).

The UBS Credit Facility is repayable in 12 equal consecutive quarterly instalments of $7,000, together with a final balloon payment of $1,000 payable together with the last repayment instalment due at maturity in the second quarter of 2028.

This facility’s interest rate is SOFR plus a margin of 2.15% per annum payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid, using cash on hand, the amount $5,900 of the E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025.

As of March 31, 2026, the full amount under the UBS Credit Facility had been drawn and the outstanding balance was $64,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

b)	$300,000 Senior Secured Term Loan Facility CACIB, ABN, Bank of America, First Citizens Bank, CTBC

On August 7, 2024, the Company, through certain of its vessel-owning subsidiaries, entered into a $300,000 senior secured term loan facility (the “2024 Senior Secured Term Loan Facility”). As of December 31, 2024, the banks in this facility were: Credit Agricole Corporate and Investment Bank (“CACIB”), ABN AMRO Bank N.V. (“ABN”), Bank of America N.A. (“BofA”), First Citizens Bank & Trust Company (“First Citizens”) and CTBC Bank Co. Ltd. (“CTBC”) to refinance, or prepay, in full or in part, certain of its then-outstanding indebtedness.

All three tranches were drawn down in the third quarter of 2024. The term loan facility matures in the third quarter of 2030.

The 2024 Senior Secured Term Loan Facility is repayable in 12 equal consecutive quarterly instalments of $12,000, four equal consecutive quarterly instalments of $10,000, four equal consecutive quarterly instalments of $8,000 and four equal consecutive quarterly instalments of $6,000 together with a final balloon payment of $60,000 on the term loan facility termination date.

This facility’s interest rate is SOFR plus a margin of 1.85% per annum payable quarterly in arrears.

The Company used the net proceeds from the 2024 Senior Secured Term Loan Facility to refinance or prepay, in full or in part, the following (a) existing debt facilities (i) Sinopac Credit Facility, (ii) Deutsche Bank Credit Facility, (iii) HCOB Credit Facility, (iv) CACIB, Bank Sinopac, CTBC Credit Facility, (v) Chailease Credit Facility, (vi) Syndicated Senior Secured Credit Facility (CACIB, ABN, First-Citizens & Trust Company, Siemens, CTBC, Bank Sinopac, Palatine), (vii) Macquarie loan and (viii) E.SUN, MICB, Cathay, Taishin Credit Facility and (b) existing sale and lease back agreements (i) $54,000 CMBFL Sale and Leaseback Agreement –and (ii) Neptune Sale and Leaseback Agreement. The refinancing transaction was accounted as a debt extinguishment.

As of March 31, 2026, the aggregate principal amount outstanding under the 2024 Senior Secured Term Loan Facility was $228,000.

c)	5.69% Senior Secured Notes due 2027

On June 16, 2022, Knausen Holding LLC (the "Issuer"), an indirect wholly-owned subsidiary of the Company, closed on the private placement of $350,000, led by Goldman Sachs & Co. LLC., of publicly rated/investment grade 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) to a limited number of accredited investors. The fixed interest rate was determined on June 1, 2022, based on the interpolated interest rate of 2.84% plus a margin of 2.85%.

The Company used the net proceeds from the private placement for the repayment of certain of the Company’s then-outstanding indebtedness and for general corporate purposes.

An amount equal to 15% per annum of the original principal balance of each Note is payable in equal quarterly installments on the 15th day of each of January, April, July, and October starting October 15, 2022, and the remaining unpaid principal balance shall be due and payable on the maturity date of July 15, 2027. Interest accrues on the unpaid balance of the Notes, payable quarterly on the 15th day of January, April, July, and October in each year, such interest commencing and accruing on and from June 14, 2022.

The 2027 Secured Notes are senior obligations of the Issuer, were initially secured by first priority mortgages on 20 identified vessels owned by subsidiaries of the Issuer (the “Subsidiary Guarantors”) and certain other associated assets and contract rights, as well as share pledges over the Subsidiary Guarantors. In addition, the 2027 Secured Notes are fully and unconditionally guaranteed by the Company.

During the first quarter of 2025, Tasman, Keta and Akiteta were sold. All three vessels were released as collateral under the 2027 Secured Notes. Further, Dimitris Y was contracted to be sold in May 2025, was released as collateral on July 28, 2025, and delivered to the buyers on October 13, 2025.

As of March 31, 2026, the aggregate principal amount outstanding under the 2027 Secured Notes was $166,250.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

Facilities repaid in 2025

d)	Macquarie Credit Facility

On May 18, 2023, the Company, through certain of its vessel-owning subsidiaries, entered into a credit facility agreement with Macquarie Bank Limited (“Macquarie”) for an amount of $76,000 to finance part of the acquisition cost of four containerships, each with carrying capacity of, 8,544 TEU vessels for an aggregate purchase price of $123,300 (the “Macquarie Credit Facility”). The vessels were delivered during the second quarter of 2023.

All four tranches were drawn down in the second quarter of 2023 and the credit facility had maturity in May 2026. The facility was repayable in two equal consecutive quarterly instalments of $5,000, six equal consecutive quarterly instalments of $6,000 and one quarterly instalments of $3,000 and two equal consecutive quarterly instalments of $1,000 with a final balloon payment of $25,000 payable three years after the first utilization date. This facility’s interest rate was SOFR plus a margin of 3.50% per annum payable quarterly in arrears.

On September 10, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility to partially prepay the amount of $18,500 under this facility (prepayment was deducted from the final balloon payment).

The Company used the net proceeds from the UBS Credit Facility (see Note 6a) and prepaid in full, the following existing debt facilities: (i) Macquarie Credit Facility (fully prepaid on April 3, 2025 the amount of $17,500), (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility (fully prepaid on April 3, 2025 the amount of $46,818). On March 28, 2025, the Company fully prepaid with its own cash the amount $5,900 of E.SUN, MICB, Cathay, Taishin Credit Facility, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025. Prepayment fee on full repayment of Macquarie Credit Facility was $175.

As of March 31, 2026, the outstanding balance of this facility was $nil.

e)	$60,000 E.SUN, MICB, Cathay, Taishin Credit Facility

On December 30, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a syndicated senior secured debt facility with E.SUN Commercial Bank Ltd (“E.SUN”), Cathay United Bank (“Cathay”), Mega International Commercial Bank Co. Ltd (“MICB”) and Taishin International Bank (“Taishin”) (the “E.SUN, MICB Cathay, Taishin Credit Facility”). The Company used a portion of the net proceeds from this credit facility to fully prepay certain of the Company’s then-outstanding indebtedness. All three tranches were drawn down in January 2022.

The facility was repayable in eight equal consecutive quarterly instalments of $4,500 and ten equal consecutive quarterly instalments of $2,400.

This facility’s interest was SOFR plus a margin of 2.75% per annum plus Credit Adjustment Spread (“CAS”) payable quarterly in arrears.

On September 11, 2024, the Company used a portion of the net proceeds from the 2024 Senior Secured Term Loan Facility to partially prepay the amount of $8,500 under this facility. Following the prepayment, the outstanding balance of the facility was repayable in four equal consecutive quarterly instalments of $2,400 and one quarterly instalment of $1,100 and new maturity would have been in October 2025 from July 2026.

On March 28, 2025, the Company fully prepaid the amount of $5,900 under this facility with its own cash, as no drawdown of the UBS Credit Facility had taken place during the first quarter of 2025 (see Note 6a).

As of March 31, 2026, the outstanding balance of this facility was $nil.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

f)	$140,000 HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility

On July 6, 2021, the Company, through certain of its vessel-owning subsidiaries, entered into a facility with CACIB, Hamburg Commercial Bank AG (“HCOB”), ESUN, CTBC and Taishin for a total of $140,000 to finance the acquisition of the Twelve Vessels (the “HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility”). The full amount was drawn down in July 2021 and the credit facility had a maturity in July 2026.

The facility was repayable in six equal consecutive quarterly instalments of $8,000, eight equal consecutive quarterly instalments of $5,400 and six equal consecutive quarterly instalments of $2,200 with a final balloon payment of $35,600 payable together with the final instalment. On March 23, 2023, due to the sale of GSL Amstel, the Company repaid $2,838 on this facility of which $1,000 was deducted from the final balloon payment, and the vessel was released as collateral.

This facility’s interest rate was SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears.

The Company used the net proceeds from the UBS Credit Facility (see Note 6a) to prepay in full, the following existing debt facilities (i) Macquarie Credit Facility, (ii) E.SUN, MICB, Cathay, Taishin Credit Facility, and (iii) HCOB, CACIB, ESUN, CTBC, Taishin Credit Facility.

As of March 31, 2026, the outstanding balance of this facility was $nil.

Sale and leaseback agreements (finance leases)

g)	$178,000 Sale and Leaseback Agreements – Minsheng Financial Leasing

On December 23, 2024, the Company, through certain of its subsidiaries, entered into two sale and leaseback agreements with Minsheng Financial Leasing (“Minsheng Sale and Leaseback Agreements”) for $44,500, each, to finance the acquisition of two of the newly acquired high-reefer ECO 9,019 TEU vessels, Bremerhaven Express, having closed in December 2024 and the other, Czech, in January 2025. As of December 31, 2024, the Company had drawn down a total of $44,500 to finance the acquisition of Bremerhaven Express. During the first quarter of 2025, the Company entered into two additional sale and leaseback agreements, $44,500 each, to finance the acquisition of the two high-reefer ECO 9,019 TEU Vessels which were delivered in December 2024, Istanbul Express and Sydney Express, both then fully paid in cash. As at March 31, 2025, the Company had drawn down a total of $178,000. The Company has a purchase obligation to acquire the vessels at the end of their lease term and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as financial liability.

The sale and leaseback agreements are repayable in 40 equal consecutive quarterly instalments of $862.5 with a repurchase obligation of $10,000 on the final repayment date.

The sale and leaseback agreement for Bremerhaven Express matures in December 2034, Istanbul Express, Sydney Express and Czech mature in January 2035, and bear interest at SOFR plus a margin of 2.5% per annum payable quarterly in arrears.

As of March 31, 2026, the outstanding balance of these sale and leaseback agreements was $163,338.

h)	$120,000 Sale and Leaseback Agreements – CMBFL Four Vessels

On August 26, 2021, the Company, through certain of its subsidiaries, entered into four $30,000 sale and leaseback agreements with CMB Financial Leasing Co. Ltd. (“CMBFL”) to finance the acquisition of the Four Vessels (the “CMBFL Sale and Leaseback Agreements”). As at September 30, 2021, the Company had drawn down a total of $90,000. The drawdown for the fourth vessel, amounting to $30,000, took place on October 13, 2021, together with the delivery of this vessel. The Company has a purchase obligation to acquire the Four Vessels at the end of their lease terms and under ASC 842-40, the transaction has been accounted for as a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreement as financial liabilities.

Each sale and leaseback agreement is repayable in 12 equal consecutive quarterly instalments of $1,587.5 and 12 equal consecutive quarterly instalments of $329.2 with a repurchase obligation of $7,000 on the final repayment date.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

Sale and leaseback agreements (finance leases) (continued)

h)	$120,000 Sale and Leaseback Agreements – CMBFL Four Vessels

The sale and leaseback agreements for the three vessels mature in September 2027 and for the fourth vessel in October 2027 and bore interest at SOFR plus a margin of 3.25% per annum plus CAS payable quarterly in arrears. From November 20, 2024, as per supplemental agreement, the sale and leaseback agreements bear interest at SOFR plus a margin of 2.75% per annum.

As of March 31, 2026, the outstanding balance of these sale and leaseback agreements was $36,229.

i)	Repayment Schedule

Maturities of long-term debt for the years subsequent to March 31, 2026, are as follows:

Payment due by period ended	Amount
March 31, 2027	$147,567
March 31, 2028	230,513
March 31, 2029	57,800
March 31, 2030	41,800
March 31, 2031	85,800
March 31, 2032 and thereafter	94,337
$657,817

j)	Deferred Financing Costs
	March 31, 2026	December 31, 2025
Opening balance	$5,567	$7,042
Expenditure in the period	-	2,185
Amortization included within interest expense	(632)	(3,660)
Closing balance	$4,935	$5,567

For the period ended March 31, 2026, no costs were incurred in connection to the credit facilities and sale and lease back agreements.

During 2025, total costs amounting to $1,335 were incurred in connection with the Minsheng Sale and Leaseback Agreements (see Note 6g) and $850 in connection with the UBS Credit Facility (see Note 6a).

For the periods ended March 31, 2026, and 2025, the Company recognized a total of $632 and $915, respectively, in respect of amortization of deferred financing costs.

k)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or remedied.

As of March 31, 2026, and December 31, 2025, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Related Party Transactions

Ship Management Agreements

Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including monitoring and reporting with respect to European Union Emission Trading System (“EU ETS”) compliance, EU Allowances (“EUAs”), Fuel EU Maritime (“FEUM”) compliance, and the arrangement and management of dry-docking.

The management fees charged to the Company by Technomar for the three months ended March 31, 2026, amounted to $6,532 (three months ended March 31, 2025 - $5,608) and are shown under “Vessel operating expenses” in the interim unaudited condensed Consolidated Statements of Income. Additionally, as of March 31, 2026, outstanding receivables due from Technomar totaling $1,231 are presented under “Due from related parties” (December 31, 2025 - $148).

Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company pursuant to commercial management agreements. The Company’s Executive Chairman is the sole beneficial owner of Conchart. Under the management agreements, Conchart is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments and developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions.

The fees charged to the Company by Conchart for the three months ended March 31, 2026, amounted to $2,208 (three months ended March 31, 2025: $1,932) and are disclosed within “Time charter and voyage expenses-related parties” in the interim unaudited condensed Consolidated Statements of Income. Any outstanding fees due to Conchart are presented in the interim unaudited condensed Consolidated Balance Sheets under "Due to related parties" totaling to $1,154 and $692 as of March 31, 2026, and December 31, 2025, respectively.

The Company, as per commercial management agreements, has agreed to pay the commercial manager providing for the sale of all vessels and purchase of some vessels, a commission of 1.00% based on the sale or purchase price for any sale or purchase of a vessel, which shall be payable upon request of the commercial manager. The amount of $9,776 as of March 31, 2026 ($9,476 as of December 31, 2025), reflects commission payable to the commercial manager based on the purchase price of already acquired vessels that has been deferred and will be paid upon request of the commercial manager, is presented in the interim unaudited condensed Consolidated Balance Sheets under "Accrued Liabilities".

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 71 vessels as at March 31, 2026 is as follows:

Period ending	Amount
March 31, 2027	$758,035
March 31, 2028	613,153
March 31, 2029	320,480
March 31, 2030	140,092
March 31, 2031 and thereafter	93,850
Total minimum lease revenue, net of address commissions	$1,925,610

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital

Common shares

As of March 31, 2026, the Company had one class of common shares outstanding: the Class A common shares.

2019 Omnibus Incentive Plan

Effective February 4, 2019, the Company adopted the 2019 Omnibus Incentive Plan, which was thereafter amended and restated on September 29, 2021 and September 25, 2025 (the “Equity Incentive Plan”), pursuant to which directors, officers and employees, among others, of the Company and its subsidiaries are eligible to receive awards in the form of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, cash awards, unrestricted stock and other equity-based or equity-related awards (see note 17). In April 2020, 184,270 shares were issued under grants made pursuant to the Equity Incentive Plan. In 2025, 2024, 2023, 2022 and 2021, 466,258, 483,713, 440,698, 586,819 and 747,604 Class A common shares were issued under the Equity Incentive Plan, respectively.

Common Share Repurchase Program

In July 2023, the Board of Directors authorized the repurchase of up to $40,000 of the Company’s Class A common shares. During the three months ended March 31, 2026, the Company did not repurchase any Class A common shares. During 2025, the Company did not repurchase any Class A common shares. During 2024 and 2023, the Company repurchased 251,772 and 1,242,663 Class A common shares, respectively, reducing the issued and outstanding shares. As at March 31, 2026, the Company had 35,918,244 Class A common shares outstanding.

Dividends

On May 10, 2024, the Company announced a dividend of $0.375 per Class A common share from the earnings of the first quarter of 2024 paid on June 3, 2024, to common shareholders of record as of May 24, 2024, amounting to $13,255. On August 5, and November 11, 2024, the Company announced a dividend of $0.45 per Class A common share from the earnings of the second and third quarter of 2024, respectively, each paid on September 4, 2024, and December 4, 2024, to common shareholders of record as of August 23, and November 22, 2024, respectively, each amounting to $15,965 and $16,004.

On February 12, 2025, the Company announced a dividend of $0.45 per Class A common share from the earnings of the fourth quarter of 2024, paid on March 6, 2025, to Class A common shareholders of record as of February 24, 2025, amounting to $16,043.

On May 12, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the first quarter of 2025, paid on June 3, 2025, to Class A common shareholders of record as of May 23, 2025, amounting to $18,763.

On August 5, 2025, the Company announced a dividend of $0.525 per Class A common share from the earnings of the second quarter of 2025, paid on September 4, 2025, to Class A common shareholders of record as of August 22, 2025, amounting to $18,809.

On November 10, 2025, the Company announced an increase of $0.10 per Class A common share in the quarterly supplemental dividend for a total quarterly dividend of $0.625 per Class A common share, commencing with the dividend payable in December 2025. The dividend announced paid on December 4, 2025 to Class A common shareholders of record as of November 21, 2025, amounted to $22,446.

On February 10, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the fourth quarter of 2025 paid on March 6, 2026, to common shareholders of record as of February 24, 2026, amounting to $22,484.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital

Common shares (continued)

Common Share ATM Program

On August 16, 2024, the Company entered into an equity distribution agreement with Evercore Group L.L.C. under which the Company could offer and sell its Class A common shares having an aggregate offering price of up to $100,000 (the “Prior Common Share ATM Program”). As of December 31, 2024, the Company issued 27,106 Class A common shares under the Prior Common Share ATM Program at an average price of $27.02.

On September 23, 2025, the Company renewed its “at the market” offering program for its Class A common shares, and in connection therewith, entered into an equity distribution agreement with Evercore Group L.L.C. and Jefferies LLC, pursuant to which the Company may, from time to time, offer and sell up to $100,000 of its Class A common shares, par value $0.01 per share, in aggregate (the “Common Share ATM Program”). The Common Share ATM Program renewed and replaced the Prior Common Share ATM Program, on similar terms, which expired on September 16, 2025. At the time of such expiration, remaining capacity under the Prior Common Share ATM Program was approximately $99,277 (out of the original $100,000).

Preferred shares

On August 20, 2014, the Company issued 1,400,000 Depositary Shares (the "Depositary Shares"), each of which represents 1/100th of one share of the Company's 8.75% Series B Cumulative Perpetual Preferred Shares ("Series B Preferred Shares") representing an interest in 14,000 Series B Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) (NYSE:GSL-B), priced at $25.00 per Depositary Share. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).

These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited condensed Consolidated Statements of Changes in Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014, for the third quarter 2014. Dividends have been declared for all subsequent quarters.

On September 23, 2025, the Company renewed its “at the market” offering program for its Depositary Shares, and in connection therewith, entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc. and Evercore Group L.L.C., pursuant to which the Company may, from time to time, offer and sell up to $150,000 of its Depositary Shares, in aggregate (the “Preferred Share ATM Program”). The Preferred Share ATM Program renews and replaces the Company’s prior “at the market” offering program that was in place with B. Riley Securities, Inc., on similar terms, which expired on September 16, 2025 (the “Prior Preferred Share ATM Program”). No sales were made under the Prior Preferred Share ATM Program, and no sales have been made under the Preferred Share ATM Program.

As of March 31, 2026, there were 4,359,190 Depositary Shares outstanding, representing an interest in 43,592 Series B Preferred Shares.

10.	Stock-Based Compensation

On February 4, 2019, the Board of Directors adopted the Equity Incentive Plan.

The purpose of the Equity Incentive Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of the Company or its subsidiaries and affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors, or such other committee of the Board of Directors as may be designated by them. Unless terminated earlier by the Board of Directors, the Equity Incentive Plan expires 10 years from the date on which it was adopted.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Stock-Based Compensation (continued)

On September 29, 2021, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the Equity Incentive Plan by 1,600,000 to 3,412,500, and approved an increase to the maximum number of Class A common shares that each non-executive director may be granted in any one year to 25,000. In addition, with effect from October 1, 2021, the Board of Directors approved awards under the Equity Incentive Plan of (a) up to an aggregate of 1,500,000 Class A common shares to members of senior management, and (b) up to an aggregate of 105,000 Class A common shares to the Company’s non-executive directors (representing an award of up to 15,000 Class A common shares to each such director) (collectively, the “Initial 2021 Incentive Awards”). The Initial 2021 Incentive Awards were subject to the satisfaction of certain service-based and performance-based vesting criteria.

During the year ended December 31, 2022, the Board of Directors approved an award of 13,780 Class A common shares to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. During the year ended December 31, 2024, the Board of Directors approved an award to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, amounting to 4,884 Class A common shares which vested and were issued immediately, and 8,311 Class A common shares, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. These awards together with the Initial 2021 Incentive Awards are collectively referred to as the “2021 Incentive Awards.”

In March 2024, as a result of the transition of the Company’s Chief Executive Officer (“CEO”), the Board of Directors approved new awards of (i) 6,465 Class A common shares to a newly appointed non-executive director and (ii) 51,750 Class A common shares, to the newly appointed CEO, in each case, scheduled to vest in a similar manner to the 2021 Incentive Awards, adjusted for the dates of appointment. Further, 155,250 unvested Class A common shares were forfeited during the first quarter of 2024, due to retirement of the former CEO.

During the years ended December 31, 2025, 2024, 2023, 2022 and 2021, 261,461, 535,912, 399,727, 218,366 and 55,175 Class A common shares vested, respectively, pursuant to the 2021 Incentive Awards. An aggregate of 1,470,641 Class A common shares under the 2021 Incentive Awards vested and were issued by December 31, 2025. Of the total Class A common shares which vested under the 2021 Incentive Awards up to December 31, 2025, and December 31, 2024, nil and 204,797, respectively, had not been issued.

Effective September 25, 2025, the Board of Directors approved up to 2,430,000 shares of Class A common shares available for issuance as awards under the Equity Incentive Plan. Effective October 1, 2025, the Board of Directors approved new awards of Class A common shares, with each such award having a term of 3.25 years (ending December 31, 2028) (the “Term”) (such awards, the “2025 Incentive Awards”).

The 2025 Incentive Awards are divided into three tranches: (i) a service tranche, which vests quarterly, pro rata, during the Term, conditioned only on the recipient’s continued service (“Service Tranche”), (ii) a performance tranche, which is earned upon the Company’s achievement of a specified annualized return on equity that is measured on each of December 31 of 2026, 2027 and 2028, after which, such shares are notionally divided into a number of quarterly installments within the Term and are eligible to vest on this basis (“Performance Tranche”), and (iii) a moonshot tranche, which is measured and will vest at the end of the Term based on the achievement of a specified return on equity over the full Term (“Moonshot Tranche”). The Performance Tranche payout thresholds are (a) below 13% return on equity: no payout, (b) 13%-15% return on equity: 50% payout, (c) 15% return on equity: 100% payout (target), and (d) Moonshot 30% return on equity: 100% payout.

Of the 2025 Incentive Awards, (a) members of senior management were awarded an aggregate of up to 2,195,250 Class A common shares (comprising a Service Tranche of 731,750 shares, a Performance Tranche of 731,750 shares, and a Moonshot Tranche of 731,750 shares), (b) each non-executive director of the Company was awarded up to 22,500 shares (comprising a Service Tranche of 7,500 shares, a Performance Tranche of 7,500 shares, and a Moonshot Tranche of 7,500 shares), and (c) other new awards were made in an aggregate amount of up to 54,750 Class A common shares (comprising a Service Tranche of 18,250 shares, a Performance Tranche of 18,250 shares, and a Moonshot Tranche of 18,250 shares).

As at March 31, 2026 and as at December 31, 2025, a total of 60,903 and 60,903, respectively, Class A common shares vested under the 2025 Incentive Awards and 4,616 and nil shares, respectively, had been issued.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Stock-Based Compensation (continued)

Stock-based awards since January 1, 2025, are summarized as follows:

	Stock-Based Awards
	Number of Shares
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2025	261,461	$21.92	n/a
Granted in September 2025	2,375,250	25.55	n/a
Vested in year ended December 31, 2025	(322,364)	n/a	28.23
Unvested as at December 31, 2025	2,314,347	$25.55	n/a
Vested in period ended March 31, 2026	(60,903)	n/a	37.23
Unvested as at March 31, 2026	2,253,444	$25.55	n/a

Using the graded vesting method of expensing the incentive stock awards, the weighted average fair value of the stock awards is recognized as compensation costs in the interim unaudited condensed Consolidated Statements of Income over the vesting period. The fair value of the incentive stock awards for time-vesting and performance-based awards is calculated by multiplying the number of stock awards by the fair value of the shares at the closing market price of a share of our common stock on the date of the grant, modified as appropriate to take into account the features of such grants. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.

The Company’s performance-based compensation expenses are calculated based on the valuation at the grant date and recognized based on the probability of achieving those targets. The Company assesses the probability of the performance targets being achieved at each balance sheet date, and expenses are recognized accordingly.

For the three months ended March 31, 2026, and 2025, the Company recognized a total of $5,919 and $2,122, in respect of stock-based compensation.

11.	Earnings per Share

Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed.

Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only allocated to the Class A common shareholders.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Earnings per Share (continued)
	Three months ended March 31,
	2026	2025
Numerator:
Net income available to common shareholders	$91,445	$121,010

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	35,974,531	35,584,556
Plus weighted average number of RSUs with service conditions	627,031	174,297
Common share and common share equivalents, dilutive	36,601,562	35,758,853

Basic earnings per share:
Class A	2.54	3.40

Diluted earnings per share:
Class A	2.50	3.38

12.	Subsequent events

On May 11, 2026, the Company announced a dividend of $0.625 per Class A common share from the earnings of the first quarter of 2026 to be paid on June 3, 2026, to common shareholders of record as of May 22, 2026.

In April 2026, and May 2026, the Company entered into agreements for the forward sales of three ships, Manet, Kumasi and Ian H, for an aggregate sale price of $52,000. The ships are scheduled to be delivered to buyers upon expiry of their respective charters.